Joel I. Greenberg 212.836.8201 jigreenberg@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.8211 www.kayescholer.com

November 23, 2009
Via Edgar and by Fax
Ms. Mellissa Campbell Duru
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F St, NE
Washington, DC 20549-3628
Re:	Corel Corporation
Schedule 14D-9
Filed November 12, 2009
Amendments to Schedule 14D-9 filed November 16 and 18, 2009
Schedule 13e-3 filed November 16, 2009
Schedule 13e-3/A filed November 18, 2009
File No.: 5-42617
Dear Ms. Duru:
     This letter is submitted on behalf of Corel Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Schedule 14D-9, filed November 12, 2008, Amendments to Schedule 14D-9, filed November 16 and 18, 2009, Schedule 13e-3, filed November 16, 2009, and Schedule 13e-3/A, filed November 18, 2009 (File No. 5-42617), as set forth in your letter to Kris Hagerman dated November 19, 2009.
     We are today filing Amendment No. 3 to Schedule 14D-9 and Amendment No. 2 to Schedule 13E-3 via EDGAR, which incorporate the modifications to our Schedule 14D-9 and Schedule 13E-3 described below in response to the Staff’s comments.
     The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

-2-	November 23, 2009

Schedule 13e-3
1.	In response to Item 13 of Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 Supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance.

The summarized financial information required by Item 1010(c) has been added to Item 8 of the Schedule 14D-9, and incorporated by reference into Item 13 of the Schedule 13E-3.
Exhibits (a)(2)(i); (a)(2)(ii)
Schedule 14D-9/A filed November 16, 2009
Item 4. The Solicitation or Recommendation
2.	Please refer to Exchange Act Rule 13e-3(e)(1)(ii) and revise to provide the information required by Items 7, 8 and 9 of Schedule 13e-3 in a Special Factors section at the front of the disclosure document.

A Special Factors section has been added to the front of the Schedule 14D-9 that provides the information required by Items 7, 8, and 9 of Schedule 13e-3.

3.	As currently drafted, the disclosure does not clearly distinguish between the fairness discussion and the recommendation being made to securityholders. As noted in our prior comment, revise this section to clearly identify disclosure items responsive to Items 7, 8 and 9 and Schedule 13e-3.

The Special Factors section added to the Schedule 14D-9 clearly identifies disclosure items responsive to Items 7, 8 and 9 of Schedule 13e-3. The references to the Company’s determination of fairness in the Schedule 14D-9 have been removed from the recommendation discussion.

4.	Please see our comment above. It does not appear that all the information required Item 1013(c) of Regulation M-A has been disclosed. Please revise accordingly.

The Special Factors section added to the Schedule 14D-9 includes the disclosure required under Item 1013(c) of Regulation M-A.

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5.	Revise all the disclosures regarding fairness of the transaction throughout the document to address fairness to unaffiliated shareholders (versus minority shareholders). See Question and Answer #19 in Exchange Act Release No. 34-17719.

The Schedule 14D-9 has been revised to address fairness to unaffiliated shareholders (versus minority shareholders).

6.	Refer to Item 1014(a) of Regulation M-A. As noted therein, the subject company must provide its assessment of the fairness of the transaction to unaffiliated shareholders. Revise the disclosure to expressly indicate whether Corel Corp, and not only the Designated Directors, has determined that the proposed transaction is fair to unaffiliated shareholders. Each filing person must independently address each of the factors identified in Instruction 1014 of Regulation M-A, or expressly adopt the analysis of any other party. Please revise or advise. See Question & Answer No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

The disclosure concerning the assessment of fairness to the unaffiliated shareholders included in the Special Factors section of the Schedule 14D-9 modifies the existing disclosure to make clear that the assessment by the Designated Directors is being made on behalf of the Company.
Procedural Fairness, page 5
7.	Please refer to our prior comment. Revise the discussion of procedural fairness to disclose the filing person’s belief as to the procedural fairness of the transaction.

The discussion regarding procedural fairness to the unaffiliated shareholders included in the Special Factors section of the Schedule 14D-9 modifies the existing disclosure to make clear that the assessment by the Designated Directors is being made on behalf of the Company.

8.	We refer you to disclosure in the first sentence of the first paragraph under this heading. Please explain how the inability to “block the Offer” factors into the consideration of procedural fairness. In this regard, provide context to this statement and acknowledge that notwithstanding the voting power held by Vector, the subject company had the option of recommending, rejecting or taking a neutral position with respect to the offer.

The inability to “block the Offer” was a negative factor in the Company’s assessment of procedural fairness, and we believe that the existing disclosure is sufficient in this regard. The discussion of procedural fairness to the unaffiliated shareholders included in the Special Factors section of the Schedule 14D-9 confirms that, notwithstanding the voting power held by Vector, the Designated Directors, on behalf of the Company, had the option of recommending for or against, or taking a neutral position with respect to, the Offer.

-4-	November 23, 2009

9.	The second bullet point under this heading references the consideration given to the “time” the Designated Directors had to analyze the Offer as a factor contributing towards the procedural fairness of the transaction. Please provide context to this statement and explain that the decision to move from a neutral position to a recommendation and determination of fairness occurred over the course of 4 calendar days.

We acknowledge the Staff’s comment and respectfully submit that the “time” factor contributing to the procedural fairness of the transaction was the period that commenced in late August 2009 when the Designated Directors retained counsel and began their consideration of a potential Vector offer through the date of the Company’s recommendation. We note that Genuity Capital Markets had been advising the Designated Directors before it was formally retained on October 19, 2009. In addition, we note that Vector first advised that it had decided to again evaluate the possibility of Vector acquiring the shares of the Company it did not already own in August 2009 and continued to provide the Designated Directors with updates as to its intentions during the relevant period (including its indicative pricing on October 23, 2009), which provided the Designated Directors with additional information for purposes of their evaluation. We do not believe that additional disclosure is necessary to explain that this approximately two month period was sufficient time to factor in favor of procedural fairness.

10.	We refer you to the Schedule 14D-9 originally filed on November 12, 2009. As noted therein, during negotiations on November 8, 2009 through November 10, 2009, the Designated Directors indicated their willingness to consider “taking a neutral position with respect to the Offer at a price of over $4.00 per share . . .” Given this background, please further clarify the reasons why the Company is recommending a transaction at a price of $4 per share versus remaining neutral with respect to the offer. Please supplement your disclosure and describe any conversations amongst the Designated Directors, their advisors and Vector Capital that are material to an understanding of the reasons for the company choosing to recommend the transaction versus remaining neutral.

We acknowledge the Staff’s comment and respectfully submit that the discussions with Vector regarding the pricing of the Offer should be viewed in the context of ongoing negotiations between the Designated Directors and Vector during which the Designated Directors, consistent with their fiduciary duties to the Company, endeavored to obtain the best transaction available to the Company’s unaffiliated shareholders in the circumstances. At no time prior to making its recommendation in favor of the $4.00 per share Offer Price did the Designated Directors make a determination of the Company’s position with respect to any other price suggested by Vector, and there were no additional conversations among the Designated Directors that would be material to an understanding of the reasons for its recommendation.

-5-	November 23, 2009

11.	Explain in further detail what specific aspects of the business operations, assets and financial condition of the company were considered by the Board and Designated Directors in arriving at their recommendation and conclusion of fairness.

The Special Factors section of the Schedule 14D-9 includes further detail regarding the specific aspects of the business operations, assets and financial condition of the Company that were considered by the Designated Directors in arriving at their recommendation and conclusion of fairness.

12.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. For example, revise to address whether or not the Designated Directors considered:
•	the going concern value of the company; and,

•	the various valuation analyses conducted by Genuity, some of which included upper price ranges per share that were above the $4 offer price.
The Special Factors section of the Schedule 14D-9 addresses whether or not the Designated Directors considered (i) the going concern value of the Company and (ii) the various valuation analyses conducted by Genuity. We respectfully submit that the existing disclosure in the Schedule 14D-9 with respect to the Designated Directors’ consideration of each of the other Items listed in Instruction 2 to Item 1014 of Regulation M-A, to the extent that such Items are applicable, is adequate.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9, must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 25, 2009, and the Company does not believe that it will be possible to mail Amendment No. 3 to Schedule 14D-9 and Amendment No. 2 to Schedule 13E-3 to its shareholders so that they are received prior to the expiration of the Offer. As a result of this practical limitation, in lieu of mailing these amendments to shareholders, the Company has issued a press release today announcing the filing of these amendments that also informs the Company’s shareholders of the availability of these filings at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, on the Company’s website, http://investor.corel.com, on the website maintained by the SEC at http://www.sec.gov and on the website maintained by the

-6-	November 23, 2009

Canadian Securities Administrators at www.sedar.com. The press release also indicated that shareholders may obtain copies of the amendments, without charge, with reasonable promptness following a request made to the Company.

13.	We refer you to disclosure in the Schedule TO-T/A filed on November 16, 2009 by the bidder and its affiliates. As noted therein, the Designated Directors discussed indications of interests received from Parties D, E, and F who were offering a price per share in the range of $4.00-$4.50. Please revise to further address whether and if so, how, the Designated Directors considered such offer(s). Specifically, please disclose the Designated Directors’ consideration of the range of these prices in their determination of the fairness of the per share offer price of $4 per share. Refer to Item 1014(f) of Regulation M-A.

The Schedule 14D-9 has been revised to include a description of the unsolicited indications of interest received by the Company following the commencement of the Offer. However, because two of the indications of interest did not include any valuation range, and the third was merely preliminary and not approaching any level of firmness, the Designated Directors did not consider these indications of interest to be material factors in its analysis of the Offer.
Forward Looking Statements, page 14
14.	Please refer to the disclosure contained under this heading. We note the last sentence disclaiming any “intention or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change . . .” Please remove this statement and similar statements as they are inconsistent with the Company’s obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Rule 13e-3(d)(2). Please amend the Schedule 13E-3 and Schedule 14D-9 accordingly and refrain from including such language in future press releases and filings.

The Forward Looking Statements in the Schedule 14D-9 has been revised accordingly.

The Company will refrain from including the above described language in future press releases and filings relating to this matter.
Annex I
15.	The fairness opinion provided by Genuity states that the opinion was provided to the Board and may not be “quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity . . .” Please disclose whether Genuity has consented to the reproduction of its opinion in the Schedule 14D-9.

-7-	November 23, 2009

The Schedule 14D-9 has been revised to disclose that Genuity has consented to the reproduction of its opinion in the Schedule 14D-9.
      The Company is in the process of signing the requested written acknowledgement to the Staff and will submit it as soon as the signature has been obtained.
     Thank you for your assistance regarding this matter. Please contact the undersigned at (212) 836-8201 or my partner Thomas Yadlon at (212) 836-7166 with any further comments or questions.

Sincerely,
/s/ Joel I. Greenberg
Joel I. Greenberg